SATTERLEE STEPHENS BURKE & BURKE LLP
230 PARK AVENUE
NEW YORK, NY 10169-0079
(212) 818 9200
METROPARK		FAX (212) 818-9606/7
33 WOOD AVENUE SOUTH		www.ssbb.com
ISELIN, NJ 08830
(732) 603-4966

VIA FACSIMILE

Securities and Exchange Commission		July 12, 2010
100 F Street, N.E.
Washington, DC 20549-7010
Attention:	Sean Donahue
Division of Corporation Finance
Fax Number (703) 813 - 6982

	Re:	Form 20-F for the year ended December 31, 2009
Filed May 6, 2010
File No. 01- 14598

Dear Mr. Donahue:

Based upon our conversation on July 8, I have attached for your information a draft of the disclosure that Richmont Mines, Inc. would have proposed making in response to the Comment Letter dated June 30, 2010 regarding its Form 20-F for the year ended December 31, 2009 (“Original Filing”) had the Staff required the Original Filing to be amended. As indicated in our conversation I have marked the Liquidity and Capital Resources section to reflect the proposed changes to the disclosure set forth in that section in the Original Filing but have not marked the Risk Factors section since that section has been significantly revised and providing a mark-up could prove to be confusing.

Obviously, the disclosure and the information in the attachment when used in future filings will have to be revised to reflect the facts as they then exist. However, your review of the attachment and any further comments you may have to improve the attached disclosures will be very helpful to the Company. I should mention that in complying with the comments the revised Risk Factors disclosure was compared and to the extent relevant conformed to disclosure by other industry participants found acceptable by the Staff in other Reports on Form 20-F. Please note also that in keeping with the comments all mitigating factors have been deleted and the use of the words “while” and “although” as clause headers and the phrase “no assurance can be given…” has been eliminated. I personally think, however, that despite the comment in the Comment Letter it is inappropriate not to alert investors to the fact that certain risks and uncertainties which can be generally identified but whose occurrence is not certain or whose impact cannot be quantified with specificity could, if they occur, nevertheless have a material adverse effect on a registrant’s financial condition and results of operation. Accordingly, the use of cautionary language is required even if the language that is used is somewhat general in nature.

Sean Donahue
Division of Corporation Finance
Securities and Exchange Commission
July 12, 2010

Again thank you for your prompt response and if you have any further comments or suggestions for improved disclosure I am sure that they will be gratefully received.

Sincerely yours,

s/ Peter A. Basilevsky

Peter A. Basilevsky

Enc.

Cc:	Martin Rivard (via email)
Nicole Veilleux (via email)
Sandra Cauchon, esq. (via email)

Sean Donahue
Division of Corporation Finance
Securities and Exchange Commission
July 12, 2010

DRAFT REVISIONS TO THE RISK FACTORS
AND
LIQUIDITY AND CAPITAL RESOURCE SECTIONS
OF THE RICHMONT MINES, INC. FORM 20-F

ITEM 3.	KEY INFORMATION

*****************

B.	Risk Factors

See the discussion regarding forward-looking statements above.

In addition to the other information contained in the Original Filing and herein, the following risk factors should be carefully considered when evaluating an investment in the Company’s common shares:

The exploration of mineral properties is highly speculative, involves substantial expenditures and is frequently unsuccessful.

The Company's profitability is significantly affected by the costs and results of its exploration and development programs. As mines have limited lives based on proven and probable mineral reserves, the Company actively seeks to replace and expand its mineral reserves, primarily through exploration and development as well as through strategic acquisitions. Exploration for minerals is highly speculative in nature, involves many risks and is frequently unsuccessful. Among the many uncertainties inherent in any gold exploration and development program are the location of economic ore bodies, the development of appropriate metallurgical processes, the receipt of necessary governmental permits and the construction of mining and processing facilities. Substantial expenditures are required to pursue such exploration and development activities. Assuming discovery of an economic ore body, depending on the type of mining operation involved, several years may elapse from the initial phases of drilling until commercial operations are commenced and during such time the economic feasibility of production may change. Accordingly, the Company's current or future exploration and development programs may not result in any new economically viable mining operations or yield new mineral reserves to replace and expand current mineral reserves.

The Company's financial performance and results may fluctuate widely due to volatile and unpredictable commodity prices and changes in the exchange rate between the U.S. and Canadian Dollars.

The Company's earnings are directly related to commodity prices as revenues are derived principally from the sale of gold. Gold prices fluctuate widely and are affected by numerous factors beyond the Company's control, including central bank purchases and sales, producer hedging and de-hedging activities, expectations of inflation, the relative exchange rate of the U.S. dollar with other major currencies, global and regional demand, political and economic conditions, production costs in major gold-producing regions and worldwide production levels. The aggregate effect of these factors is impossible to predict with accuracy. In addition, the price of gold has on occasion been subject to very rapid short-term changes because of speculative activities. Fluctuations in gold prices may materially adversely affect the Company's financial performance or results of operations. If the market price of gold falls below the Company's total cash costs per ounce of production at one or more of its projects at that time and remains so for any sustained period, the Company may experience losses and/or may curtail or suspend some or all of its exploration, development and mining activities at such projects or at other projects. Also, the Company's evaluation of proven and probable reserves at its current mines was based on a market price of gold between $800 and $850 per ounce. If the market price of gold falls below this level, the mines may be rendered uneconomic and production may be suspended. The Company's policy and practice is not to sell forward its future gold production; however, under the Company's price risk management policy, approved by the Company's board of directors (the "Board"), the Company may review this practice on a project by project basis. See "Item 11 Quantitative and Qualitative Disclosures about Market Risk — Derivatives" for more details on the Company's use of derivative instruments. The Company may occasionally use derivative instruments to mitigate the effects of fluctuating byproduct metal prices; however, these measures may not be successful.

Sean Donahue
Division of Corporation Finance
Securities and Exchange Commission
July 12, 2010

The volatility of gold prices is illustrated in the following table which sets out, for the periods indicated, the high, low and average afternoon fixing prices for gold on the London Bullion Market (the "London P.M. Fix").

	2010
	(to July 6, 2010)	2009	2008	2007	2006	2005
High price ($ per ounce)	1,261	1,212	1,011	841	725	538
Low price ($ per ounce)	1,058	810	712	608	525	411
Average price ($ per ounce)	1,154	972	872	695	604	444

On July 6, 2010, the London P.M. Fix was $1,195 per ounce of gold.

The Company's operating results and cash flow are significantly affected by changes in the U.S. dollar/Canadian dollar exchange rate. All of the Company's precious metals revenues are earned in U.S. dollars but the majority of its operating costs at its mines, are in Canadian dollars. The U.S. dollar/Canadian dollar exchange rate has fluctuated significantly over the last several years. From January 1, 2005 to January 1, 2010, the Noon Buying Rate fluctuated from a high of C$1.3000 per $1.00 to a low of C$0.9170 per $1.00. Historical fluctuations in the U.S. dollar/Canadian dollar exchange rate are not necessarily indicative of future exchange rate fluctuations.

The Company has no gold hedging contracts and no U.S. dollar exchange contracts. However, the Company may engage in hedging activities in the future. Hedging activities are intended to protect a company from the fluctuations of the price of gold and to minimize the effect of declines in gold prices on results of operations for a period of time. Hedging activities may protect a company against low gold prices, however, they may also limit the price that can be realized on gold that is subject to forward sales and call options where the market price of gold exceeds the gold price in a forward sale or call option contract. The Company continually evaluates the potential short- and long-term benefits of engaging in such derivative strategies based upon current market conditions. However, the use of byproduct metal derivative strategies may not benefit the Company in the future. There is a possibility that the Company could lock in forward deliveries at prices lower than the market price at the time of delivery. In addition, the Company could fail to produce enough precious metals to offset its forward delivery obligations, causing the Company to purchase the metal in the spot market at higher prices to fulfill its delivery obligations or, for cash settled contracts, make cash payments to counterparties in excess of precious metals revenue. If the Company is locked into a lower than market price forward contract or has to buy additional quantities at higher prices, its net income could be adversely affected.

Sean Donahue
Division of Corporation Finance
Securities and Exchange Commission
July 12, 2010

Also, the Company may in the future, if it considers it advisable, enter into hedging arrangements with a view to reducing some risks associated with foreign exchange exposure. However, such hedging strategies may not prove to be successful and foreign exchange fluctuations may materially adversely affect the Company's financial performance and results of operations.

If the Company experiences mining accidents or other adverse conditions, the Company's mining operations may yield less gold than indicated by its estimated gold production and to the extent not adequately covered by insurance may result in possible adverse financial consequences to the Company.

The Company's gold production may fall below estimated levels as a result of mining accidents such as cave-ins, rock falls, rock bursts, slope and pit wall failures, dams, fires or flooding or as a result of other operational problems such as a failure of mining, production and milling equipment. In addition, production may be reduced or curtailed if, during the course of mining, unfavorable, unusual or unexpected geological or geotechnical formations or seismic activity are encountered, ore grades are lower than expected, the physical or metallurgical characteristics of the ore are less amenable than expected to mining or treatment, data on which engineering assumptions are made prove faulty or dilution increases. The Company may also encounter shortages or interruptions of economical electricity and adequate water supplies at its mines and production facilities which may adversely affect operations. Finally, inclement weather conditions, floods and the occurrence of other adverse natural phenomena at its mine and production sites may curtail, interrupt or delay mining and production operations and the ability of the Company to transport and market its production. Occurrences of this nature and other accidents, adverse conditions or operational problems in future years may result in the Company's failure to achieve current or future production estimates and may make profitable mineral deposits unprofitable for continued production. In addition, the occurrence of industrial accidents may result in personal injury or death and damage to property which may result in possible legal liability to the Company and if not adequately covered by insurance possible adverse financial consequences to the Company. The occurrence of any of these factors could materially and adversely affect a project and as a result materially and adversely affect the Company’s business, financial condition, results of operations and cash flow.

Sean Donahue
Division of Corporation Finance
Securities and Exchange Commission
July 12, 2010

The exploration and development of new mineral deposits is subject to numerous risks and uncertainties which may adversely affect the Company’s ability to expand or replace its existing production.

The exploration process generally begins with the identification and appraisal of mineral prospects. Exploration and development projects have no operating history upon which to base estimates of future operating costs and capital requirements. Mining projects frequently require a number of years and significant expenditures during the mine development phase before production is possible. Development projects are subject to the completion of successful feasibility studies and environmental assessments, issuance of necessary governmental permits, acquiring title to prospects and the receipt of adequate financing. The economic feasibility of development projects is based on many factors such as:

  estimation of reserves;

  anticipated metallurgical recoveries;

  environmental considerations and permitting;

  estimates of future gold prices; and

  anticipated capital and operating costs of such projects.

Exploration and development of mineral deposits thus involve significant financial risks which a combination of careful evaluation, experience and knowledge may not eliminate. The discovery of an ore body may result in substantial rewards, however, few properties which are explored are ultimately developed into producing mines. A mine must generate sufficient revenues to offset operating and development costs such as the costs required to establish reserves by drilling, to develop metallurgical processes, to construct facilities and to extract and process metals from the ore. Once in production, it is impossible to determine whether current exploration and development programs at any given mine will result in the establishment of new reserves.

Newly opened mines, mine construction projects and expansion projects are subject to risks associated with new mine development, which may result in delays in the start-up of mining operations, delays in existing operations and unanticipated costs.

The Company's ability to replace its existing mineral reserves as they are produced and depleted will be dependent upon locating new or expanding production from existing economic mineral reserves and developing new mines or extending and expanding existing mining operations. The Company’s ability to achieve full production rates at its new and expanded mines on schedule is subject to a number of risks and uncertainties. New mines may require the construction of significant new underground mining operations and may present problems in acquiring and achieving access to mine locations. The construction of underground mining facilities is subject to a number of risks, including unforeseen geological formations, implementation of new mining processes, delays in obtaining required title to mining deposits and access to locations, construction, environmental or operating permits and engineering and mine design adjustments and construction delays. These occurrences may result in delays in the planned start up dates and in additional costs being incurred by the Company beyond those budgeted. Moreover, the construction activities at possible mine extensions may take place concurrently with normal mining operations at, which may result in conflicts with, or possible delays to, existing mining operations.

Sean Donahue
Division of Corporation Finance
Securities and Exchange Commission
July 12, 2010

Due to the nature of the Company's mining operations, the Company may face liability, delays and increased production costs from environmental and industrial accidents and pollution, and the Company's insurance coverage may prove inadequate to satisfy future claims against the Company.

The business of gold mining is generally subject to risks and hazards, including environmental hazards, industrial accidents, unusual or unexpected rock formations, changes in the regulatory environment, cave-ins, rock bursts, rock falls, slope and pit wall failures and flooding and gold bullion losses. Such occurrences could result in damage to, or destruction of, mineral properties or production facilities, personal injury or death, environmental damage, delays in mining, monetary losses and possible legal liability. The Company carries insurance to protect itself against certain risks of mining and processing which may not provide adequate coverage in certain unforeseen circumstances. The Company may also become subject to liability for pollution, cave-ins or other hazards against which it cannot insure or against which it has elected not to insure because of high premium costs or other reasons, or the Company may become subject to liabilities which exceed policy limits. In these circumstances, the Company may be required to incur significant costs that could have a material adverse effect on its financial performance and results of operations.

The Company's operations are subject to numerous laws and extensive government regulations which may cause a reduction in levels of production, delay or the prevention of the development of new mining properties or otherwise cause the Company to incur costs that adversely affect the Company's results of operations.

The Company's mining and mineral processing operations and exploration activities are subject to the laws and regulations of federal, provincial, and local governments in the jurisdictions in which the Company operates. These laws and regulations are extensive and govern prospecting, exploration, development, production, exports, taxes, labour standards, occupational health and safety, waste disposal, toxic substances, environmental protection, mine safety and other matters. Compliance with such laws and regulations increases the costs of planning, designing, drilling, developing, constructing, operating, closing, reclaiming and rehabilitating mines and other facilities. New laws or regulations, amendments to current laws and regulations governing operations and activities of mining companies or more stringent implementation or interpretation thereof could have a material adverse impact on the Company, cause a reduction in levels of production and delay or prevent the development of new mining properties.

Sean Donahue
Division of Corporation Finance
Securities and Exchange Commission
July 12, 2010

The Canadian mining industry is subject to federal and provincial environmental protection legislation. This legislation sets high standards on the mining industry in order to reduce or eliminate the effects of waste generated by extraction and processing operations and subsequently emitted into the air or water. Consequently, drilling, refining, extracting and milling are all subject to the restrictions imposed by such legislation. In addition, the construction and commercial operation of a mine typically entail compliance with applicable environmental legislation and review processes, as well as the obtaining of permits, particularly for the use of the land, permits for the use of water, and similar authorizations from various governmental bodies. Compliance with such laws and regulations increases the costs of planning, designing, drilling, developing, constructing, operating and closing mines and other facilities.

All of the Company’s operations are subject to reclamation, site restoration and closure requirements. Costs related to ongoing site restoration programs are expensed when incurred. The Company calculates its estimates of the ultimate reclamation liability based on current laws and regulations and the expected future costs to be incurred in reclaiming, restoring and closing its operating mine sites. It is possible that the Company’s estimates of its ultimate reclamation liability could change as a result of possible changes in laws and regulations and changes in cost estimates.

Failure to comply with applicable laws and regulations may result in enforcement actions thereunder, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may become subject to civil or criminal fines or penalties for violations of applicable laws or regulations.

New or expanded environmental regulations, if adopted, or more stringent enforcement of existing laws and regulations, could affect the Company’s projects or otherwise have a material adverse effect on its operations. As a result, expenditures on any and all projects, actual production quantities and rates and cash operating costs, among other things, may be materially and adversely affected and may differ materially from anticipated expenditures, production quantities and rates, and costs, and estimated production dates may be delayed materially, in each case. Any such event would materially and adversely affect the Company’s business, financial condition, results of operations and cash flow.

Sean Donahue
Division of Corporation Finance
Securities and Exchange Commission
July 12, 2010

The conduct of mining operations is dependent upon obtaining and renewing applicable governmental permits the issuance of which may be subject to meeting certain conditions which may prove difficult and costly.

Mineral exploration and mining activities may only be conducted by entities that have obtained or renewed exploration or mining permits and licenses in accordance with the relevant mining laws and regulations. No guarantee can be given that the necessary exploration and mining permits and licenses will be issued to the Company in a timely manner, or at all, or, if they are issued, that they will be renewed, or that the Company will be in a position to comply with or can afford to comply with all conditions that may be imposed.

Increased regulation of greenhouse gas emissions and climate change issues may adversely affect the Company's operations.

The Company operates in a number of jurisdictions in which regulatory requirements have been introduced or are being contemplated to monitor, report and/or reduce greenhouse gas emissions. Under the Copenhagen Accord, Canada has committed to reducing greenhouse gas emissions by 17%, relative to 2005 levels, by 2020, but this commitment is subject to future alignment with reduction targets in the United States. Canada is currently developing new regulatory requirements to address greenhouse gas emissions. Similarly, the Province of Quebec has passed legislation enabling the establishment of a greenhouse gas emissions registry, greenhouse gas reduction targets and a cap-and-trade system to achieve Quebec's commitment to reduce greenhouse gas emissions by 20%, relative to 1990 levels, by 2020. The Company's operations in Quebec use primarily hydroelectric power and as a consequence are not large producers of greenhouse gases.

Title to the Company's properties may be uncertain and subject to risks.

The acquisition of title to mineral properties is a very detailed and time-consuming process. Title to, and the area of, mineral deposits may be disputed. Although the Company believes it has taken reasonable measures to ensure proper title to its properties, there is no guarantee that title to any of its properties will not be challenged or impaired. Third parties may have valid claims on underlying portions of the Company's interests, including prior unregistered liens, agreements, transfers or claims, including native land claims, and title may be affected by, among other things, undetected defects. In addition, the Company may be unable to operate its properties as permitted or to enforce its rights in respect of its properties. Moreover, where the Company’s interest in a property is less than 100%, the Company’s entitlement to, and obligations in respect of, the property are subject to the terms of the agreement relating to that property, which in certain circumstances may be the subject of differing interpretations between the parties to that agreement.

Sean Donahue
Division of Corporation Finance
Securities and Exchange Commission
July 12, 2010

The success of the Company is dependent on good relations with its employees and on its ability to attract and retain key personnel.

Production at the Company's mines and mine projects is dependent on the efforts of the Company's employees and contractors. Relationships between the Company and its employees may be affected by changes in the scheme of labour relations that may be introduced by relevant government authorities in the jurisdictions that the Company operates. Changes in applicable legislation or in the relationship between the Company and its employees or contractors may have a material adverse effect on the Company's business, results of operations and financial condition.

The Company is also dependent upon a number of key management personnel. The loss of the services of one or more of such key management personnel could have a material adverse effect on the Company. The Company's ability to manage its operating, development, exploration and financing activities will depend in large part on the efforts of these individuals. The Company faces significant competition for qualified personnel and the Company may not be able to attract and retain such personnel.

The quantification of mineral reserves and production estimates are subject to numerous uncertainties and production and recovery of the reserve estimates appearing in the Annual Report may not be realized.

The ore reserves presented in the Annual Report are in large part estimates, and production of the anticipated tonnages and grades may not be achieved or the indicated level of recovery may not be realized. There are numerous uncertainties inherent in estimating proven and probable reserves including many factors beyond the Company’s control. The estimation of reserves is a complex and subjective process and the accuracy of any such estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation. Reserve estimates may require revision based on various factors such as actual production experience, exploration results, market price fluctuations of gold, results of drilling, metallurgical testing, production costs or recovery rates. These factors may render the proven and probable reserves unprofitable to develop at a particular property or for a specific mine. Any material reduction in estimates of the Company’s reserves or its ability to extract these reserves could have a material adverse effect on its future cash flow, results of operations and financial condition.

Also, the grade of ore mined may differ from that indicated by drilling results, and this variation may have an adverse impact on production results. In addition, the reliability of estimates of future production might also be affected by factors such as weather, strikes and environmental occurrences.

The Company’s annual production estimates are developed based on, among other things, mining experience, reserve estimates, assumptions regarding ground conditions and physical characteristics of ores (such as hardness and presence or absence of certain metallurgical characteristics) and estimated rates and costs of production. Actual production may vary from estimates for a variety of reasons, including risks and hazards of the types discussed above.

Sean Donahue
Division of Corporation Finance
Securities and Exchange Commission
July 12, 2010

The mining industry is highly competitive, and the Company may not be successful in competing for new mining properties.

The mining industry is intensely competitive and the Company is in competition with other mining companies for the acquisition of interests in precious and other metal or mineral mining properties which are in limited supply. In the pursuit of such acquisition opportunities, the Company competes with other Canadian and foreign companies that may have substantially greater financial and other resources. As a result of this competition, the Company may be unable to maintain or acquire attractive mining properties on acceptable terms, or at all.

The Company may not have insurance or its insurance coverage may prove inadequate to reimburse the Company for liabilities encountered from operations.

The Company carries insurance against property damage and comprehensive general liability insurance for all operations. It is also insured against gold and silver bullion thefts and losses of goods in transit. Such insurance, however, contains exclusions and limitations on coverage. The Company believes that its insurance coverage is adequate and appropriate for the perceived risks of its current operations, however, such insurance may not continue to be available, or if available may not continue to be available at economically acceptably premiums or may not continue to be adequate to cover the Company’s anticipated liabilities. In some cases, however, risk coverage is not available or is considered too expensive relative to the perceived risk.

Risks not insured against include mine cave-ins, mine flooding or other comparable hazards. Furthermore, there are risks attributable to most types of environmental pollution against which the Company cannot insure or against which it has elected not to insure.

The Company may have difficulty financing its additional capital requirements for its planned mine construction, exploration and development.

The construction of mining facilities and commencement of mining operations, the expansion of existing capacity and the exploration and development of the Company's properties, including continuing exploration and development projects in Quebec, will require substantial capital expenditures. The Company currently estimates that capital expenditures will be approximately $10 million in 2010 and $5 million in 2011. As at June 30, 2010, the Company had approximately $870 thousand available to be borrowed under its existing credit facilities. Based on current funding available to the Company and expected cash from operations, the Company believes it has sufficient funds available to fund its projected capital expenditures for all of its current properties. However, if cash from operations is lower than expected or capital costs at these projects exceed current estimates, or if the Company incurs major unanticipated expenses related to exploration, development or maintenance of its properties, the Company may be required to seek additional financing to maintain its capital expenditures at planned levels. In addition, the Company will have additional capital requirements to the extent that it decides to expand its present operations and exploration activities; construct additional new mining and processing operations at any of its properties; or take advantage of opportunities for acquisitions, joint ventures or other business opportunities that may arise. Additional financing may not be available when needed or, if available, the terms of such financing may not be favorable to the Company and, if raised by offering equity securities, or securities convertible into equity securities, any additional financing may involve substantial dilution to existing shareholders. Failure to obtain any financing necessary for the Company's capital expenditure plans may result in a delay or indefinite postponement of exploration, development or production on any or all of the Company's properties, which may have a material adverse effect on the Company's business, financial condition and results of operations.

Sean Donahue
Division of Corporation Finance
Securities and Exchange Commission
July 12, 2010

The continuing weakness in the global credit and capital markets could have a material adverse impact on the Company's liquidity and capital resources.

The credit and capital markets experienced significant deterioration in 2008, including the failure of significant and established financial institutions in the United States and abroad, and continued to show weakness and uncertainty in 2009 and into 2010. These unprecedented disruptions in the credit and capital markets have negatively impacted the availability and terms of credit and capital. If uncertainties in these markets continue, or these markets deteriorate further, it could have a material adverse effect on the Company's liquidity, ability to raise capital and costs of capital. Failure to raise capital when needed or on reasonable terms may have a material adverse effect on the Company's business, financial condition and results of operations.

The Company is party to certain mining joint ventures under which the Company’s joint venture partners will be in a position to prevent the Company from meeting its objectives.

Mining projects are often conducted through an unincorporated joint venture or an incorporated joint venture company. Joint ventures can often require unanimous approval of the parties to the joint venture or their representatives for certain fundamental decisions, such as an increase or reduction of registered capital, merger, division, dissolution, including indebtedness and the pledge of the joint venture assets, which means that each joint venture party has a veto right with respect to such decisions, which could in turn lead to a deadlock. The Company’s existing or future joint venture partners may veto the Company’s business plans, with regard to a specific joint venture, and prevent the Company from achieving its objectives.

The Company is actively pursuing potential acquisitions of mining properties and interests in other mining companies which acquisitions entail certain risks.

Consistent with its acquisition and growth strategy the Company is actively pursuing the acquisition of advanced exploration, development and production assets. From time to time, the Company may also acquire securities of or other interests in companies with respect to which the Company may enter into acquisition or other transactions. Acquisition transactions involve inherent risks, including, without limitation:

Sean Donahue
Division of Corporation Finance
Securities and Exchange Commission
July 12, 2010

  accurately assessing the value, strengths, weaknesses, contingent and other liabilities and potential profitability of acquisition candidates;

  ability to achieve identified and anticipated operating and financial synergies;

  unanticipated costs;

  diversion of management attention from existing business;

  potential loss of key employees or the key employees of any business the Company acquires;

  unanticipated changes in business, industry or general economic conditions that affect the assumptions underlying the acquisition; and

  decline in the value of acquired properties, companies or securities.

Any one or more of these factors or other risks could cause the Company not to realize the benefits anticipated to result from the acquisition of properties or companies, and could have a material adverse effect on the Company’s ability to grow and, consequently, on the Company’s financial condition and results of operations.

The Company continues to seek acquisition opportunities consistent with its acquisition and growth strategy, however, it may not be able to identify additional suitable acquisition candidates available for sale at reasonable prices, to consummate any acquisition, or to integrate any acquired business into its operations successfully. Acquisitions may involve a number of special risks, circumstances or legal liabilities, some or all of which could have a material adverse effect on the Company’s business, results of operations and financial condition. In addition, to acquire properties and companies, the Company could use available cash, incur debt, issue common shares or other securities, or a combination of any one or more of these. This could limit the Company’s flexibility to raise additional capital, to operate, explore and develop its properties and to make additional acquisitions, and could further dilute and decrease the trading price of the common shares. When evaluating an acquisition opportunity, the Company cannot be certain that it will have correctly identified and managed the risks and costs inherent in the business that it is acquiring.

From time to time, the Company engages in discussions and activities with respect to possible acquisitions. At any given time, discussions and activities can be in process on a number of initiatives, each at different stages of development. Potential transactions may not be successfully completed, and, if completed, the business acquired may not be successfully integrated into the Company’s operations. If the Company fails to manage its acquisition and growth strategy successfully it could have a material adverse effect on its business, results of operations and financial condition.

There are certain risks related to owning the Company’s common shares

Sean Donahue
Division of Corporation Finance
Securities and Exchange Commission
July 12, 2010

The Company’s shares fluctuate in price.

The market price of the Company’s common shares may fluctuate due to a variety of factors relating to the Company’s business, including the announcement of expanded exploration, development and production activities by the Company and its competitors, gold price volatility, exchange rate fluctuations, consolidations, dispositions, acquisitions and financings, changes or restatements in the amount of the Company’s mineral reserves, fluctuations in the Company’s operating results, sales of the Company’s common shares in the marketplace, failure to meet analysts’ expectations, changes in quarterly revenue or earnings estimates made by the investment community, speculation in the press or investment community about the Company’s strategic position, results of operations, business or significant transactions and general conditions in the mining industry or the worldwide economy. In addition, wide price swings are currently common in the markets on which the Company's securities trade. This volatility may adversely affect the prices of the Company's common shares regardless of the Company's operating performance. The market price of the Company’s common shares may experience significant fluctuations in the future, including fluctuations that are unrelated to the Company’s performance.

Sales by the Company of additional common shares could affect the market price of the shares and dilute existing shareholders.

Sales of substantial amounts of the Company’s common shares by the Company, for example, in connection with a potential acquisition or to raise additional capital for operations, or to reduce indebtedness, or pursuant to existing agreements, or the availability of a large number of Company common shares that may be available for sale, could adversely affect the prevailing market prices for the Company’s outstanding common shares. A decline in the market price of the Company’s outstanding common shares could impair the Company’s ability to raise additional capital through the sale of securities should the Company desire to do so.

The Company does not currently anticipate declaring any dividends on its common shares.

The Company has not declared or paid any dividends on its common shares since its incorporation and it has no current plans to pay dividends on its common shares. Its present policy is to retain earnings to finance its capital expenditures program. The Board of Directors assesses its dividend policy on a yearly basis. In the future, the Board of Directors may declare dividends according to its assessment of the financial position of the Company, taking into account its financing requirements for future growth and other factors that the Board of Directors may deem relevant in the circumstances.

Potential unenforceability of civil liabilities and judgments.

The Company is incorporated under the laws of the Province of Quebec, Canada. All of the Company's directors and officers as well as the experts named in the Form 20-F are residents of Canada. Also, all of the Company's assets and the assets of these persons are located outside of the United States. As a result, it may be difficult for shareholders to initiate a lawsuit within the United States against these non-U.S. residents, or to enforce U.S. judgments against the Company or these persons. The Company's Canadian counsel has advised the Company that a monetary judgment of a U.S. court predicated solely upon the civil liability provisions of U.S. federal securities laws would likely be enforceable in Canada if the U.S. court in which the judgment was obtained had a basis for jurisdiction in the matter that was recognized by a Canadian court for such purposes. This result may not always be the case. It is less certain that an action could be brought in Canada in the first instance on the basis of liability predicated solely upon such laws.

Sean Donahue
Division of Corporation Finance
Securities and Exchange Commission
July 12, 2010

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The discussion and analysis of the operating results and financial position of the Company for the three years ended December 31, 2007, 2008 and 2009 should be read in conjunction with the Company’s consolidated financial statements and the accompanying notes included in this Annual Report. Notice should also be taken of the cautionary statement regarding forward-looking statements on page 1 of this Annual Report, in particular with respect to trend and other forward looking information and disclosure regarding the Company’s contractual obligations.

The preparation of financial statements involves making estimates and assumptions that have a significant impact on the reported amounts of revenues, expenses, assets and liabilities. The items most dependent on the use of estimates include the useful life of assets, amortization and depletion calculations based on proven and probable reserves, and the calculation of asset retirement obligations as well as future income and mining taxes. Consequently, future results may differ from these estimates.

***********************

B.	Liquidity and Capital Resources (all dollar amounts are in thousands of Canadian dollars)

At December 31, 2009, Richmont had working capital of $24,936 compared with $26,753 at December 31, 2008. The $1,817 decrease reflects a $4,882 decrease in cash and cash equivalents, a $1,262 increase in income taxes and tax credit receivable, a $620 increase in the number of shares of publicly-traded companies held after reception of common shares of Mountain Lake Resources Inc., and to a $1,300 increase in ore inventories.

As at December 31, 2009, the Company had $106 in restricted deposits with Quebec government, and a credit facility is available to the Company in the amount of $3,000 for the issuance of letters of credit as guarantees for the settlement of asset retirement obligations. The credit facility has a fixed fee of 0.85% (0.75% in 2008). The following table provides the allocation of deposits restricted and letters of credit issued as at December 31, 2009:

Sean Donahue
Division of Corporation Finance
Securities and Exchange Commission
July 12, 2010

	2009	Date of
	$	renewal
Restricted Deposits
Beaufor Mine	52
Francoeur Property	54
	106
Letters of credit
Camflo Mill	1,332	January 20, 2010
Island Gold Mine (Kremzar property)	590	January 26, 2010
Island Gold Mine (Lochalsh property)	184	January 5, 2010

	2,106

As at December 31, 2008, the Company had guaranteed the restoration of its mining sites by the pledge of letters of credit amounting to $1,539 and the Island Gold property has been pledged to the Ontario Ministry of Northern Development and Mines in the amount of $578.

Cash flow from operating activities

Cash flow from operations decreased from $12,117 in 2008 to an amount of $2,967 in 2009.

Cash flow used in investing activities

In 2009, a total of $4,318 was allocated to the Island Gold Mine, $1,092 for the Beaufor Mine and $1,976 for the Francoeur Project. Cash flow used in investing activities decreased from $10,647 in 2008 to an amount of $7,794 mainly due to the acquisition of Patricia Mining Corp. in 2008 for $6,984 and increase investment in Francoeur Project.

Cash flow from financing activities

The Company issued 34,000 common shares during 2009 and 9,000 common shares during 2008 in connection with the exercise of options, for a total cash consideration of $82 and $25, respectively. In 2007, the Company issued 102,000 common shares in connection with the exercise of options, for a total cash consideration of $183.

In December 2008, the Company had made a normal course issuer bid to purchase its outstanding common shares. The Company could purchase between December 5, 2008 and December 4, 2009, up to 1,188,000 common shares, representing approximately 5% of the 23,776,653 common shares of the Company issued and outstanding on November 21, 2008.

In 2009, the Company redeemed and cancelled 43,500 common shares (296,200 in 2008 and 229,000 in 2007) for $137 in cash ($768 in 2008 and $658 in 2007). This transaction increased the deficit by $29 ($84 in 2008 and $77 in 2007) and increased the contributed surplus by $0 ($69 in 2008 and $0 in 2007).

Sean Donahue
Division of Corporation Finance
Securities and Exchange Commission
July 12, 2010

On June 17th, 2010, the Company completed an equity financing of 3,300,000 common shares at a price of $5.00 per common share, for aggregate gross proceeds of $16,500. The net proceeds of the offering will be used for development work at Richmont’s projects, primarily the Francoeur Mine in Quebec, for potential acquisitions and for general corporate purposes.

In May 2010, the Company filed a $25,000 short form base shelf prospectus that covers a 25-month period. Consequently, Richmont Mines may elect to offer and issue common shares of the Company, warrants, subscription receipts, or any combination of such securities up to an aggregate initial offering price of $25,000 over this timeframe.

Capital disclosures

Richmont’s cash and cash equivalents balance was $21,139 at December 31, 2009. The Company invests its cash and cash equivalents in high-quality securities issued by government agencies, financial institutions and major corporations, and limits its amount of credit exposure by diversifying its holdings.

The Company’s objectives when managing its capital are to safeguard the Company’s ability to continue as a going concern in order to support ongoing exploration programs and the development of its mining assets, and to provide sufficient working capital to meet its ongoing obligations and make potential investments. The Company’s working capital is sufficient for its present requirements. The Company’s profitability may vary significantly as a result of many factors, including, the price of gold, Canadian dollar/United States dollar exchange rate, fluctuations in commodity prices and unforeseen variations from expected grade, tonnage levels and production costs at its operating mines.

The Company has no material commitments for either capital expenditures or its exploration program.

In 2010, the Company expects its main investments to include (1) approximately $10,000 of development work at the Francoeur Mine in Quebec, and (2) $7,814 of exploration and diamond drilling expenses, including $4,764 at the Island Gold Mine in Ontario, $1,357 at the Wasamac Property in Quebec, and the outstanding $1,693 at our other properties. The Company’s budget can be modified and its investments adjusted depending on available funds and operating and exploration results. The exploration and development of new mineral deposits is subject to numerous risks, discussed in greater detail on page 1.

Richmont Mines has no long term debt and no hedging contracts and has approximately $870 thousand dollars available for borrowing under its revolving credit facility. In order to finance additional exploration activities or to maintain or increase its liquidity and capital resources, the Company may decide to issue new shares or to issue new debt.

Richmont Mines Inc.

161 Principale Avenue
Rouyn-Noranda (Quebec)
J9X 4P6, CANADA

Tel. : 819 797-2465
Fax : 819 797-0166
www.richmont-mines.com

VIA EDGAR

August 5, 2010

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-7010
Attention:	Sean Donahue
Division of Corporation Finance
Fax Number (703) 813 - 6982

Re:	Form 20-F for the year ended December 31, 2009
Filed May 6, 2010
File No. 01- 14598
Supplemental Letter Dated July 2010
Letter dated August 5, 2010

Dear Mr. Donahue:

Further to your conversation today with our counsel Peter A. Basilevsky, Esq. of Satterlee Stephens Burke & Burke LLP and in response to the letter dated August 5, 2010 addressed to Mr. Martin Rivard from H. Roger Schwall, attached please find another copy of the supplemental letter from our counsel with its attachment dated July 12, 2010 and previously faxed to you on that date which addressed in draft form the Staff’s prior comments 4, 5 and 6 regarding the Liquidity and Capital Resources section of our Form 20-F for the year ended December 31, 2009. If you have any further questions or comments kindly contact our counsel at (212) 404-8779; Fax No.: (212) 818-9606; email: pbasilevsky@ssbb.com.

Very truly yours,

Sandra Cauchon (signed)
Sandra Cauchon, Esq
Director, Finance

Encs.